1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 24, 2014	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONTINUING CONNECTED TRANSACTIONS

(1) Revision of Annual Cap in respect of the Provision of Products, Materials and Equipment Leasing Agreement

(2) Entering into Financial Services Agreement

with Yankuang Group Finance

(3) Entering into Provision of Specific Labour and Services Agreement

REVISION OF THE ANNUAL CAP IN RESPECT OF THE PROVISION OF PRODUCTS, MATERIALS AND EQUIPMENT LEASING AGREEMENT

Due to the increasing business demands of the Parent Company, the Board expects that the existing annual cap for the year ending 31 December 2014 in respect of the Provision of Products, Materials and Equipment Leasing Agreement will not be sufficient for the service demands of the Parent Company. The Board therefore proposes to revise it.

Yankuang Group is the controlling shareholder of the Company holding, directly and indirectly, approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Provision of Products, Materials and Equipment Leasing Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. In accordance with Rule 14A.36 of the Hong Kong Listing Rules, the Company shall re-comply with the requirements under Rule 14A.35(3) and (4) of the Hong Kong Listing Rules in respect of the Proposed Revised Annual Cap.

In respect of the Proposed Revised Annual Cap, as the highest applicable percentage ratios is expected to be more than 5% on an annual basis, the Proposed Revised Annual Cap is subject to reporting, announcement and independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The Board has approved (1) the establishment of the Independent Board Committee to consider and advise the Independent Shareholders in respect of the Proposed Revised Annual Cap; and (2) the appointment of an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Revised Annual Cap. A circular containing, among other things, particulars of the Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Revised Annual Cap, a letter from the Independent Board Committee and a letter of advice from an independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the Shareholders no later than 28 March 2014.

ENTERING INTO FINANCIAL SERVICES AGREEMENT

On 21 March 2014, the Company entered into the Financial Services Agreement with Yankuang Group Finance.

Pursuant to the Financial Services Agreement, Yankuang Group Finance has agreed to provide deposit services, comprehensive credit facility services and miscellaneous financial services (including note discounting services and settlement services) to the Group in accordance with the terms and conditions set out in the Financial Services Agreement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaged in the provision of corporate financial services.

Yankuang Group is a controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 70% equity interest in Yankuang Group Finance, Yankuang Group Finance is an associate of Yankuang Group and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for deposit services calculated on the basis of the maximum daily deposit balance (including accrued interests) under the Financial Services Agreement exceed 0.1% but are less than 5%, the deposit services to be provided by Yankuang Group Finance to the Group are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As the comprehensive credit facility services to be provided by Yankuang Group Finance to the Group are on normal commercial terms comparable to or more favourable than those offered by independent commercial banks for the provision of comparable services in the PRC and are for the benefit of the Group, and no security over the assets of the Group is or will be granted in respect of such services, the comprehensive credit facility services including the annual comprehensive credit facility limit to be provided by Yankuang Group Finance to the Group under the Financial Services Agreement are exempt from all reporting, announcement and independent shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

As the relevant percentage ratios (if applicable) calculated in accordance with the Hong Kong Listing Rules in respect of the total annual service fees for the provision of miscellaneous financial services including the note discounting services and settlement services by Yankuang Group Finance to the Group under the Financial Services Agreement exceed 0.1% but are less than 5% on an annual basis, such transactions are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

ENTERING INTO PROVISION OF SPECIFIC LABOUR AND SERVICES AGREEMENT

On 21 March 2014, the Company entered into the Provision of Specific Labour and Services Agreement with Yankuang Group.

Pursuant to the Provision of Specific Labour and Services Agreement, the Company has agreed to provide professional services including operation of coal mines services and coal washing and processing services to the Parent Company in accordance with the terms and conditions set out in the Provision of Specific Labour and Services Agreement.

Yankuang Group is a controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Provision of Specific Labour and Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for the transactions under the Provision of Specific Labour and Services Agreement exceed 0.1% but are less than 5% on an annual basis, such transactions are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

I.	REVISIONS OF THE ANNUAL CAP IN RESPECT OF PROVISION OF PRODUCTS, MATERIALS AND EQUIPMENT LEASING AGREEMENT

1.	Introduction

Reference is made to the announcement of the Company dated 5 April 2012 and the circular of the Company dated 8 May 2012 respectively in relation to, inter alia, the continuing connected transactions in respect of the Provision of Products, Materials and Equipment Leasing Agreement. Due to the increasing business demands of the Parent Company, the Board expects that the existing annual cap for the year ending 31 December 2014 in respect of the Provision of Products, Materials and Equipment Leasing Agreement will not be sufficient for the service demands of the Parent Company. The Board therefore proposes to revise it.

In this announcement, references to the Company and the Parent Company in relation to the provision of products, materials or services in connection with continuing connected transactions shall include, in the case of the Company, its subsidiaries; and in the case of the Parent Company, its subsidiaries and its associates, excluding the Group.

2.	The Provision of Products, Materials and Equipment Leasing Agreement

Material terms of the Provision of Products, Materials and Equipment Leasing Agreement have been included in the circular of the Company dated 8 May 2012. No change will be made to the existing terms of the Provision of Products, Materials and Equipment Leasing Agreement except for the proposed revision of the annual cap for the year 2014. Such material terms are summarized and re-iterated as follows:

Date

5 April 2012

Parties

(1)	the Company; and

(2)	Yankuang Group

Term

The Provision of Products, Materials and Equipment Leasing Agreement is for a term of three years commencing from 1 January 2012 and will expire on 31 December 2014.

Major Terms

(1)	Pursuant to the Provision of Products, Materials and Equipment Leasing Agreement, the Company would provide the followings to the Parent Company: coal products; materials including steel, timber, grease and oil product, axles and labour safety products, methanol, lease of coal mining equipment and other related products and materials.

(2)	On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the Provision of Products, Materials and Equipment Leasing Agreement enter into specific contracts.

(3)	The payment of consideration of the Provision of Products, Materials and Equipment Leasing Agreement can be settled on a one-off basis or by installment in accordance item (4) below.

(4)	Each party shall record all payments due to or due from the other party in a calendar month in relation to the transactions under the Provision of Products, Materials and Equipment Leasing Agreement in its accounts on or before the last day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

Pricing

All products and materials and equipment leasing (excluding grease and oil products which are subject to State-prescribed Price) shall be provided to the Parent Company at Market Price (as defined below). The Market Price shall be calculated and estimated before each accounting year.

“Market Price” shall be determined according to normal commercial terms based on the following:

(i)	the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity; or

(ii)	if (i) above is not applicable, the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the PRC.

The sales department of the Company and its designated persons are mainly responsible for checking the pricing offered by other independent third parties generally through quotations by obtaining quotation fee from other independent third parties via emails, fax or phone and tenders by publishing tender notice via various media resources such as local newspapers to determine the Market Price. The sales department of the Company will update the relevant information from time to time according to the procurement demand and will continue to monitor the Market Price to ensure that each transaction is conducted in accordance with the pricing policy set out above.

If at any time, a State-prescribed Price is applicable to any particular supply or service, such as certain grease and oil products, such supply or service shall be provided based on the applicable State-prescribed Price. “State-prescribed Price” means the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant government authorities.

With respect to grease and oil products, the price of gasoline and diesel is currently regulated and controlled by the NDRC. The NDRC will adjust the price of gasoline and diesel and related products with reference to the price of international crude oil. Such information is publicly available on the NDRC’s website. The sales department of the Company and its designated persons are mainly responsible for monitoring the State-prescribed Price and the fluctuations of the crude oil price in the PRC. In case the NDRC issued notice to the public to adjust the price of the relevant products, the Company will respond accordingly and adjust the relevant price in a timely manner.

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the Provision of Products, Materials and Equipment Leasing Agreement and such transactions will be conducted on normal commercial terms and in the interest of the Company and Shareholders as a whole.

3.	The historical amount, existing annual caps and the Proposed Revised Annual Cap

The existing annual caps of the transactions contemplated under the Provision of Products, Materials and Equipment Leasing Agreement for the three years ending 31 December 2014 and the Proposed Revised Annual Cap are set out as follows. The Company also sets out below the historical amounts for the two years ended 31 December 2013 and the period from 1 January 2014 to 28 February 2014:

Year ended 31 December 2012		Year ended 31 December 2013		Period from 1 January to 28 February 2014	Year ending 31 December 2014
Annual cap (RMB’000)	Actual amount (RMB’000)	Annual cap (RMB’000)	Actual amount (RMB’000)	Actual amount (RMB’000)	Existing annual cap (RMB’000)	Proposed Revised Annual Cap (RMB’000)
4,163,900	3,635,988	4,180,900	3,294,969	704,010	4,195,900	5,315,900

As at the date of this announcement, the existing annual cap for the year 2014 has not been exceeded.

4.	Reasons and benefits for entering into the Provision of Products, Materials and Equipment Leasing Agreement

Due to the close proximity between the Parent Company and the Company, the provision of products and materials by the Company to the Parent Company at Market Price can minimize the management and operational costs of the Group and achieve stable sales market. In the meanwhile, the Company can also increase its operating profit by utilizing the scale advantages of centralized procurement to purchase materials and equipment at a lower price and selling to the Parent Company at a price no less favourable than the market price.

5.	Reasons for the Proposed Revised Annual Cap

In 2014, the Parent Company’s needs for materials and equipment for its construction projects expect to increase.

Due to the Parent Company’s successive investments in various projects, such as investments in the coal liquification project and the project’s supporting coal mines, mechanical and electrical equipment company and the two coal mines owned by Guizhou Energy and Chemical Company Limited (a subsidiary of Yankuang Group), the needs for materials and equipment expect to increase dramatically accordingly. The additional materials and equipment (together with their respective estimated amounts) that will be provided by the Group to the Parent Company include: metallic material (for an additional amount of RMB868 million (equivalent to approximately HK$1,099 million)), rubber products (for an additional amount of RMB35 million (equivalent to approximately HK$44 million)), construction material (for an additional amount of RMB58 million (equivalent to approximately HK$73 million)), cable (for an additional amount of RMB37 million (equivalent to approximately HK$47 million)), timber (for an additional amount of RMB19 million (equivalent to approximately HK$24 million)) and other materials and products (for an additional amount of RMB103 million (equivalent to approximately HK$130 million)). Such amounts for additional materials and equipment to be provided by the Company to the Parent Company are derived from the annual assessment plan agreed between the parties.

The actual price for provision of the above mentioned materials and equipment (excluding grease and oil products which are subject to State-prescribed Price (as defined above)) will be determined based on the Market Price (as defined above).

6.	Hong Kong Listing Rules implications

Yankuang Group is the controlling shareholder of the Company holding, directly and indirectly, approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Provision of Products, Materials and Equipment Leasing Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. In accordance with Rule 14A.36 of the Hong Kong Listing Rules, the Company shall re-comply with the requirements under Rule 14A.35(3) and (4) of the Hong Kong Listing Rules in respect of the Proposed Revised Annual Cap.

In respect of the Proposed Revised Annual Cap, as the highest applicable percentage ratios is expected to be more than 5% on an annual basis, the Proposed Revised Annual Cap is subject to reporting, announcement and independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The Directors (excluding the independent non-executive Directors who will provide their view in the letter from the Independent Board Committee to be included in the circular to be despatched to the Shareholders in due course) consider that the Proposed Revised Annual Cap is on normal commercial terms, fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

II.	ENTERING INTO FINANCIAL SERVICES AGREEMENT WITH YANKUANG GROUP FINANCE

1.	Introduction

On 21 March 2014, the Company entered into the Financial Services Agreement with Yankuang Group Finance.

Pursuant to the Financial Services Agreement, Yankuang Group Finance has agreed to provide deposit services, comprehensive credit facility services and miscellaneous financial services (including note discounting services and settlement services) to the Group in accordance with the terms and conditions set out in the Financial Services Agreement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaged in the provision of corporate financial services.

According to Chapter 14A of the Hong Kong Listing Rules, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company.

The Group utilizes the services of Yankuang Group Finance on a voluntary, non-exclusive basis and is not under any obligations to engage Yankuang Group Finance for any particular service. Yankuang Group Finance is one of a number of financial institutions providing financial services to the Group.

2.	The Financial Services Agreement

Date

21 March 2014

Parties

(1)	the Company; and

(2)	Yankuang Group Finance

Effective Date and Term

The Financial Services Agreement shall become effective upon execution by the legal representatives or authorized representatives of the parties with effect from 1 April 2014 and remain valid until 31 March 2015.

Major Terms

1.	Pursuant to the Financial Services Agreement, the Group has the right to choose the financial institution for the provision of financial services and to decide the financial institution for deposit services and loan services as well as the amounts involved in such services based on its own business needs.

2.	Yankuang Group Finance positions the Group as its key customer and undertakes that the terms for the provision of financial services to the Group shall, at any time, be no less favorable than those for similar services provided by the Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China and China Construction Bank and other banks (“Major Commercial Banks in the PRC”).

3.	Yankuang Group Finance shall provide the following financial services to the Group in accordance with the above principles:

(1)	Deposit services

The maximum daily balance (including accrued interests) of the Group on the settlement account with Yankuang Group Finance shall not exceed RMB930 million (equivalent to approximately HK$1.178 billion) in each financial year.

The interest rate for the Group’s deposit with Yankuang Group Finance shall be no less than the interest rate promulgated by the People’s Bank of China for the same type of deposit for the same period, or the interest rate offered by the Major Commercial Banks in the PRC for the same type of deposit for the same period, or the interest rate offered by Yankuang Group Finance to other group members of Yankuang Group for the same type of deposit for the same period.

(2)	Comprehensive credit facility services

Yankuang Group Finance shall provide comprehensive credit facilities with an annual limit of RMB1.0 billion (equivalent to approximately HK$1.27 billion) (including accrued interests) to the Group;

The interest rate for the loan to be provided by Yankuang Group Finance to the Group shall be no more than the interest rate offered by the Major Commercial Banks in the PRC for the comparable loan for the same period. Yankuang Group Finance shall provide the loans to the Group on normal commercial terms and no security over the assets of the Company will be required.

(3)	Miscellaneous financial services, including

(a)	note discounting services: the rate for the note discounting services to be offered by Yankuang Group Finance to the Group shall be no more than the rate for note discounting services provided by the Major Commercial Banks in the PRC, and the annual fees payable for such note discounting services shall not exceed RMB36.50 million (equivalent to approximately HK$46.20 million);

(b)	settlement services: Yankuang Group Finance will provide fund payment and receipt services as well as other ancillary services related to settlement services to the Group through the Company’s settlement accounts with Yankuang Group Finance, and the annual fees payable for such settlement service shall not exceed RMB7.45 million (equivalent to approximately HK$9.43 million);

(c)	bill acceptance services, financial and financing consultation, credit certification and related consultation, agency services and other businesses approved by the CBRC.

The fees charged by Yankuang Group Finance for the provision of aforesaid miscellaneous financial services to the Group shall comply with the relevant prescribed rates determined by the People’s Bank of China or the CBRC (if applicable). In addition, such fees shall be no more than those charged by the Major Commercial Banks in the PRC for the provision of comparable financial services to the Group.

The payment of the relevant interests, expenses and service fees for the above services can be settled by the parties on a one-off basis or by installment in accordance with specific circumstances.

Capital Risk Control Measures

To protect the interests of the Shareholders, Yankuang Group Finance made the following statements and warranties under the Financial Services Agreement in relation to the control of the Group’s capital risk exposure:

(1)	Yankuang Group Finance will ensure the stable operation of its fund management system to safeguard the funds;

(2)	Yankuang Group Finance will ensure that it will strictly comply with the risk monitoring indicators and guidelines for financial institutions issued by the CBRC and that its major regulatory indicators such as gearing ratio and liquidity ratio will comply with the requirements of the CBRC and other relevant PRC laws, regulations and regulatory documents;

(3)	Yankuang Group Finance shall not make investment with the Group’s deposits (other than purchasing government bonds);

(4)	copies of the regulatory reports that Yankuang Group Finance submits to the CBRC and other relevant regulatory authorities will be provided to the Group at the same time;

(5)	monthly financial statements of Yankuang Group Finance will be provided to the Group within ten working days from the beginning of the following month;

(6)	the Group has the right to review and obtain the relevant documents such as account books, financial statements and audit reports of Yankuang Group Finance in accordance with the PRC Company Law and the articles of association of Yankuang Group Finance; and

(7)	Yankuang Group Finance shall notify the Group immediately on the occurrence of any circumstance that may jeopardize the safety of the Group’s deposits or other situations in which the safety of Group’s funds held by Yankuang Group Finance may potentially be affected. The Group has the right to withdraw all deposits.

The Board considers that the above capital risk control measures adopted by the Company in respect of the continuing connected transactions contemplated under the Financial Services Agreement are appropriate and that such procedures and measures will give sufficient assurance to the Shareholders that such continuing connected transactions will be appropriately monitored by the Company.

3.	Reasons and benefits for entering into the Financial Services Agreement

The reasons for the Company to enter into the Financial Services Agreement with Yankuang Group Finance are as follows:

(1)	the deposit interest rate offered and the fees charged by the Yankuang Group Finance for the provision of comprehensive credit facility services and miscellaneous financial services to the Group is equivalent to or more favourable than those offered or charged by the Major Commercial Banks in the PRC for the provision of comparable financial services and no less favourable than those offered or charged by Yankuang Group Finance for the provision of comparable financial services to other members of Yankuang Group;

(2)	Yankuang Group Finance is governed by the CBRC and the People’s Bank of China and provides services within its approved scope in accordance with its operational requirements; the scope of customers of Yankuang Group Finance is limited to members of Yankuang Group and members of the Group, therefore the operational risks associated with Yankuang Group Finance is relatively low;

(3)	the Company directly holds 25% equity interest inYankuang Group Finance and will be able to benefit from the profits of Yankuang Group Finance.

The transactions contemplated under the Financial Services Agreement are expected to optimize the Group’s financial management, increase the efficiency of fund utilization and reduce the cost of financing and the financing risks. They will not be detrimental to the interests of the Company nor will they affect the independence of the Company.

4.	Historical amount, proposed cap and reasons

Deposit services

For the two financial years ended 31 December 2012 and 31 December 2013, the maximum daily balance of the deposits of the Group with Yankuang Group Finance under the Former Financial Services Agreements was RMB1.82 billion (equivalent to approximately HK$2.30 billion) and RMB2.15 billion (equivalent to approximately HK$2.72 billion). As at 31 December 2012 and 31 December 2013, the balance of the deposits (including accrued interests) of the Group with Yankuang Group Finance was approximately RMB1.7196 billion (equivalent to approximately HK$2.1767 billion) and approximately RMB103.5 million (equivalent to approximately HK$131.0 million), respectively.

The Board, having considered (1) the future business development plan and financial requirements of the Group; (2) the maximum daily balance of the deposits of the Group with Yankuang Group Finance under the Former Financial Services Agreements and the historical amounts of the actual deposits of the Group for the years 2012 and 2013; and (3) the estimated future cash flow of the Group, proposed that the maximum daily deposit balance (including the accrued interests) of the Group’s deposits in the settlement account with Yankuang Group Finance under the Financial Services Agreement shall not exceed RMB930 million (equivalent to approximately HK$1.178 billion) for the period from 1 April 2014 to 31 March 2015.

Comprehensive credit facility services

For the two financial years ended 31 December 2012 and 31 December 2013, the total amount of credit facilities provided by Yankuang Group Finance to the Group under the Former Financial Services Agreements was RMB0 and RMB185.103 million (equivalent to approximately HK$234.308 million), respectively.

Miscellaneous financial services

For the two financial years ended 31 December 2012 and 31 December 2013, the total fees payable to Yankuang Group Finance by the Group for the provision of miscellaneous financial services under the Former Financial Services Agreements was RMB1.411 million (equivalent to approximately HK$1.786 million) and RMB1.645 million (equivalent to approximately HK$2.082 million), respectively.

The Board, having considered the level of the market rate for the note discounting services and the Company’s note discounting business, proposed that the total annual fees payable to Yankuang Group Finance by the Group for the provision of miscellaneous financial services under the Financial Services Agreement shall not exceed RMB43.95 million (equivalent to approximately HK$55.63 million) for the period from 1 April 2014 to 31 March 2015.

5.	Implication of the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 70% equity interest in Yankuang Group Finance, Yankuang Group Finance is an associate of Yankuang Group and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for deposit services calculated on the basis of the maximum daily deposit balance (including accrued interests) under the Financial Services Agreement exceed 0.1% but are less than 5%, the deposit services to be provided by Yankuang Group Finance to the Group are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As the comprehensive credit facility services to be provided by Yankuang Group Finance to the Group are on normal commercial terms comparable to or more favourable than those offered by independent commercial banks for the provision of comparable services in the PRC and are for the benefit of the Group, and no security over the assets of the Group is or will be granted in respect of such services, the comprehensive credit facility services including the annual comprehensive credit facility limit to be provided by Yankuang Group Finance to the Group under the Financial Services Agreement are exempt from all reporting, announcement and independent shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

As the relevant percentage ratios (if applicable) calculated in accordance with the Hong Kong Listing Rules in respect of the total annual service fees for the provision of miscellaneous financial services including the note discounting services and settlement services by Yankuang Group Finance to the Group under the Financial Services Agreement exceed 0.1% but are less than 5% on an annual basis, such transactions are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The Directors (including independent non-executive Directors) consider that the Financial Services Agreement was negotiated on arm’s length basis and is on normal commercial terms. The terms of the Financial Services Agreement, the transactions contemplated thereunder, the proposed cap of the daily deposit balance (including the accrued interests) and the proposed cap of the annual service fees for the provision of miscellaneous financial services are also fair and reasonable and in the interests of the Company and the Shareholders as a whole.

III.	ENTERING INTO PROVISION OF SPECIFIC LABOUR AND SERVICES AGREEMENT

1.	Introduction

On 21 March 2014, the Company entered into the Provision of Specific Labour and Services Agreement with Yankuang Group.

Pursuant to the Provision of Specific Labour and Services Agreement, the Company has agreed to provide professional services including operation of coal mines services and coal washing and processing services to the Parent Company in accordance with the terms and conditions set out in the Provision of Specific Labour and Services Agreement.

According to Chapter 14A of the Listing Rules, the Provision of Specific Labour and Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company.

2.	The Provision of Specific Labour and Services Agreement

Date

21 March 2014

Parties

(1)	the Company; and

(2)	Yankuang Group

Effective date and term

The Provision of Specific Labour and Services Agreement shall become effective upon execution by the legal representatives or authorized representatives of the parties with retrospective effect from 1 January 2014 and remain valid until 31 December 2014.

Major terms

(1)	Pursuant to the Provision of Specific Labour and Services Agreement, the Company has agreed to provide professional services including operation of coal mines services and coal washing and processing services to the Parent Company.

(2)	On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the Provision of Specific Labour and Services Agreement enter into specific contracts.

(3)	The payment of consideration of the Provision of Specific Labour and Services Agreement can be settled on a one-off basis or by installment.

(4)	Each party shall record all payments due to or due from the other party in a calendar month in relation to the transactions under the Provision of Specific Labour and Services Agreement in its accounts on or before the last day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

(5)	The consideration for the transactions under the Provision of Specific Labour and Services Agreement shall be determined according to the Market Price (as defined above). The Market Price shall be calculated and estimated before each accounting year.

If at any time, a State-prescribed Price is applicable to any particular supply or service, such supply or service shall be provided based on the applicable State-prescribed Price (as defined above).

3.	Reasons and benefits for entering into the Provision of Specific Labour and Services Agreement

The Company has professional skills of and rich management experience in coal mining operation and coal washing and processing. The Company’s operating profits can therefore be increased by providing professional services including operation of coal mines services and coal washing and processing services to the Parent Company.

4.	Annual cap

The Board, having considered the factors such as the estimated amounts of the transaction involved by the Group and the market price of the above services, proposed that the total amounts of the service fees payable by Yankuang Group to the Group under the Provision of Specific Labour and Services Agreement shall not exceed RMB102.8 million (equivalent to approximately HK$130.2 million) for the period from 1 January 2014 to 31 December 2014.

5.	Implication of the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Provision of Specific Labour and Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for the transactions under the Provision of Specific Labour and Services Agreement exceed 0.1% but are less than 5% on an annual basis, such transactions are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The Directors (including independent non-executive Directors) consider that the Provision of Specific Labour and Services Agreement was negotiated on arm’s length basis and is on normal commercial terms. The terms of the Provision of Specific Labour and Services Agreement, the transactions contemplated thereunder and the proposed cap are also fair and reasonable and in the interests of the Company and the shareholders as a whole.

IV.	GENERAL

The Proposed Revised Annual Cap, the Financial Services Agreement and the transactions contemplated thereunder, and the Provision of Specific Labour and Services Agreement and the transactions contemplated thereunder were approved at the twentieth meeting of the fifth sessions of the Board held on 21 March 2014.

At the aforesaid board meeting, Mr. Li Xiyong, Mr. Zhang Xinwen and Mr. Shi Xuerang, being the Directors, are also directors/senior management members of Yankuang Group and Mr. Zhang Yingmin, being the Director, was also a director of Yankuang Group in the preceding 12 months. They may be regarded as having a material interest in the above mentioned continuing connected transactions and therefore, they have abstained from voting at the meeting of the Board convened for the purpose of approving such transactions. Save as disclosed above, none of the Directors has a material interest in such transactions.

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group

Yankuang Group is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminium, complete sets of electromechanical equipment manufacture and financial investment. As at the date of this announcement, Yankuang Group is the controlling shareholder of the Company, holding directly and indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

Yankuang Group Finance

The business scope of Yankuang Group Finance includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of counterpart loans.

V.	THE ANNUAL GENERAL MEETING

As at the date of this announcement, Yankuang Group is the controlling shareholder of the Company holding, directly and indirectly, approximately 56.52% of the issued share capital of the Company. Yankuang Group (which holds 2,600,000,000 A Shares, representing approximately 52.86% of the issued share capital of the Company) and its associate (being a wholly-owned subsidiary of Yankuang Group which holds 180,000,000 H Shares, representing approximately 3.66% of the issued share capital of the Company), will at the AGM abstain from voting on the ordinary resolution approving the Proposed Revised Annual Cap, which will be taken by poll as required under the Hong Kong Listing Rules. As at the date of this announcement, so far as the Directors are aware, other than the aforesaid wholly-owned subsidiary of Yankuang Group, there is no other associate of Yankuang Group that held Shares and therefore is required to abstain from voting on the ordinary resolution approving the Proposed Revised Annual Cap.

The Board has approved (1) the establishment of the Independent Board Committee to consider and advise the Independent Shareholders in respect of the Proposed Revised Annual Cap; and (2) the appointment of an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Revised Annual Cap. A circular containing, among other things, particulars of the Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Revised Annual Cap, a letter from the Independent Board Committee and a letter of advice from an independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the Shareholders no later than 28 March 2014.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“AGM”	the annual general meeting of the Company to be held in 2014 or any adjournment thereof for the purpose of considering and, if appropriate, approving, among others, the Proposed Revised Annual Cap referred to in this announcement for the year ending 31 December 2014

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“associate”	has the meaning ascribed thereto under the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission

“Company”	兗州煤業股份有限公司, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“Financial Services Agreement”	the financial services agreement entered into between the Company and Yankuang Group Finance on 21 March 2014

“Former Financial Services Agreements”	the financial services agreements entered into between the Company and Yankuang Group Finance on 19 August 2011 and 22 March 2013 respectively

“Group”	the Company and its subsidiaries

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“HK$”	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	a committee of the Board comprising all independent non-executive Directors established for the purpose of considering the Proposed Revised Annual Cap set out in this announcement

“Independent Shareholders”	Shareholders other than Yankuang Group and its associates, who are not involved in, or interested in the transactions under the Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Revised Annual Cap

“NDRC”	National Development and Reform Commission of the PRC;

“PRC”	the People’s Republic of China

“Provision of Products, Materials and Equipment Leasing Agreement”	the provision of products, materials and equipment leasing agreement entered into between the Company and Yankuang Group on 5 April 2012

“Provision of Specific Labour and Services Agreement”	the provision of specific labour and services agreement entered into between the Company and Yankuang Group on 21 March 2014

“Proposed Revised Annual Cap”	the proposed revision of the annual cap of the transactions contemplated under the Provision of Products, Materials and Equipment Leasing Agreement for the year ending 31 December 2014

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“subsidiaries”	has the meaning ascribed thereto under the Hong Kong Listing Rules

“Yankuang Group” or “Parent Company”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder holding directly and indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement

“Yankuang Group Finance”	Yankuang Group Finance Co., Ltd., a limited liability company incorporated in the PRC, which is owned as to 70%, 25% and 5% by Yankuang Group, the Company and China Credit Trust Co., Ltd. respectively as at the date of this announcement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services

“%”	percentage

Note: Amounts in Hong Kong dollars have been translated from Renminbi for the convenience of the readers only. And unless otherwise indicated, the translation has been made at the rate of HK$1.00 = RMB0.79 for the purposes of illustration only. The Company makes no representation that any amount of Renminbi has been, could have been or may be exchanged into Hong Kong dollars at such rate or at any other rate or at all.

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

21 March 2014

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC